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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Mymetics Corporation
                          (FORMERLY ICHOR CORPORATION)
   --------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   693286 10 6
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                                 (CUSIP Number)

                                John M. Musacchio
                              Mymetics Corporation
                        50 - 52 Av du Chanoine Cartellier
                             69230 Saint-Genis Laval
                                     France
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 19, 2001
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




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CUSIP No.   693286 10 6
          ---------------
1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

         Pierre-Francois Serres
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2)  Check the Appropriate Box if a Member of a Group

    (a)  [   ]
    (b)  [   ]

3)  SEC Use Only
                  --------------------------------------------------------
4)  Source of Funds    OO
                     -----------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    ----------------------------------------------------------------------
6)  Citizenship or Place of Organization    France
                                          --------------------------------
    Number of                (7)  Sole Voting Power    11,129,393
    Shares Bene-                                     ---------------------
    ficially                 (8)  Shared Voting Power    0
    Owned by                                            ------------------
    Each Reporting           (9)  Sole Dispositive Power    11,129,393
    Person                                                ----------------
    With                     (10) Shared Dispositive Power    0
                                                            --------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person
      11,129,393
    ----------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    ----------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)    24.4%
                                                        ------------------
14) Type of Reporting Person    IN
                              --------------------------------------------



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This Schedule 13D is filed to report a change in the beneficial ownership of securities of Mymetics Corporation ("Mymetics", formerly known as ICHOR Corporation). Dr. Pierre-Francois Serres as a result of the event described in
Item 6 below.

ITEM 1.    SECURITY AND ISSUER.

This Schedule 13D relates to the shares of common stock (the "Common Stock") with a $0.01 par value each of Mymetics, a Delaware corporation, having an office address at 50 - 52 Av du Chanoine Cartellier, 69230 Saint-Genis Laval, France.

ITEM 2.    IDENTITY AND BACKGROUND.

This Schedule 13D is filed on behalf of Pierre-Francois Serres ("Dr. Serres"), a French citizen with a business address at 50 - 52 Av du Chanoine Cartellier, 69230 Saint-Genis Laval, France. In addition to being a member of the board of directors of Mymetics, Dr. Serres is the president and chief executive officer of Mymetics and also works as a biomedical research scientist for Mymetics.

During the past five years , Dr. Serres has not been convicted in any criminal proceeding.

During the past five years, Dr. Serres has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Dr. Serres acquired his shares of Common Stock as a result of a stock exchange (the "Stock Exchange") that became effective on March 28, 2001 pursuant to two separate Share Exchange Agreements (the "Share Exchange Agreements"), both dated December 13, 2000, among Mymetics and the shareholders of Hippocampe S.A. ("Hippocampe"), which included Dr. Serres. Pursuant to the Share Exchange Agreements, Mymetics acquired approximately 99.9% of the outstanding shares of Hippocampe in consideration of an aggregate of approximately 33,311,398 Common Shares, representing approximately 72% of the currently issued and outstanding shares of Common Stock.

ITEM 4.    PURPOSE OF TRANSACTION.

The Transaction resulting in the change in beneficial ownership is described in
Item 6 below. Dr. Serres acquired the Common Stock for investment purposes. Dr. Serres reserves the right to make additional purchases of shares of Common Stock on the open market, in private transactions and from treasury. In addition, in connection with his positions as an officer and director of Mymetics, Dr. Serres might exercise certain stock options which he may be granted from time to time pursuant to Mymetics's 2001 Stock Option Plan. Except as otherwise disclosed, Dr. Serres does not have any present intention or understandings to effect any of the transactions listed in Item 4(a)-(j) of Regulation 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

Dr. Serres directly beneficially owns 11,129,393 shares of Common Stock over which he has sole voting power. These securities represent in aggregate approximately 24.4% of the outstanding common stock of Mymetics on a diluted basis, after giving effect to the exchange of certain exchangeable preferred shares of 6543 Luxembourg S.A., a wholly-owned subsidiary of Mymetics, into shares of common stock of Mymetics.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Prior to July 19, 2001, a total of 2,039, 038 of the Common Shares owned by Mrs. Martine Reindle were held in usufruct by Dr. Serres. On July 19, 2001, Dr. Serres renounced the benefit of the usufruct with respect to those shares. As a result, Mrs. Martine Reindle presently has sole voting and dispositive power with respect to such shares.




ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

None

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                                  SIGNATURE
                                  ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             August 27, 2001
                                    -------------------------------------
                                                 (Date)


                                     /s/ Pierre-Francois Serres
                                    -------------------------------------
                                    Name: Pierre-Francois Serres